IMPORTANT INFORMATION BELOW - PLEASE READ!

Dear Shareholder,

I am writing to request your assistance as a valued shareholder of the Jensen Quality Mid Cap Fund*, Jensen Global Quality Growth Fund and/or Jensen Quality Growth ETF (each, a “Fund,” and collectively, the “Funds”).

Enclosed you will find a proxy statement with information about the upcoming Special Meeting of Shareholders of the Funds in which shareholders are being asked to approve two New Investment Advisory Agreements with Jensen Investment Management, Inc. (the “Adviser”).

Because there is a great deal of information in the materials, I would like to highlight the following key points. Under the New Investment Advisory Agreements, there will be:

1.No change to the investment adviser (Jensen Investment Management will remain the Funds’ investment adviser).
2.No change to the investment advisory fees.
3.No change in the way the Funds are managed.

Reasoning for the New Investment Advisory Agreements:

It is anticipated that on or about March 1, 2025, Eric H. Schoenstein, Chief Investment Officer and Managing Director of the Adviser, will retire. Because Mr. Schoenstein beneficially owns greater than 25% of the outstanding shares of stock of the Adviser, and since Mr. Schoenstein’s shares will be redeemed by the Adviser upon his retirement, his retirement is deemed a change in control of the Adviser under the Investment Company Act of 1940 (“1940 Act”).

Pursuant to the 1940 Act, this change in control of the Adviser will trigger an automatic termination of the Existing Investment Advisory Agreements (“Existing Investment Advisory Agreements”) between the Funds and the Adviser and, accordingly, the Funds require shareholder approval of the New Investment Advisory Agreements in order to re-engage the Adviser on a permanent basis. Other than their effective dates, there are no material differences between the Existing Investment Advisory Agreements and the proposed New Investment Advisory Agreements.

We ask that you vote today via one of the below easy methods:

1)Internet, by entering the link and control number found on the enclosed proxy card.
2)Phone, by calling the toll-free number on the enclosed proxy card.
3)Mail, by signing and returning the proxy card in the enclosed pre-paid envelope.

THE BOARD OF TRUSTEES UNANIMOUSLY RECOMMENDS THAT SHAREHOLDERS VOTE “FOR” THE PROPOSALS

If you have any questions or need assistance voting your shares, please contact our proxy solicitation firm, Okapi Partners LLC, toll-free at (844) 343-2625 or by email at: Jensen@okapipartners.com.

Sincerely,

Robert D. McIver
President
Jensen Investment Management, Inc.

* The Jensen Quality Value Fund will be renamed the “Jensen Quality Mid Cap Fund” effective on or about September 30, 2024 and as of the date of the special joint meeting of shareholders will be named the Jensen Quality Mid Cap Fund. Fund shareholders were notified of this change on or about August 1, 2024.